Exhibit 99.1

Clarivate Analytics Announces Executive Chairman Jerre Stead Will Expand His Role and be Chief Executive Officer

LONDON and PHILADELPHIA, May 20, 2019 /PRNewswire/ -- Clarivate Analytics Plc (NYSE: CCC, CCC.WS) (the “Company” or “Clarivate”), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, today announced that Executive Chairman Jerre Stead has agreed to expand his role at the company and become Chief Executive Officer (CEO) effective June 30. As CEO, Jerre will focus on accelerating growth and profitability for Clarivate. Jay Nadler will transition from his role as CEO and member of Clarivate’s board of directors at the end of the second quarter and will serve as an advisor to the company through year-end.

Jerre Stead has had a long and very successful career as a public company CEO generating value for investors including, over the last two decades creating a world leader and one of the fastest growing companies in the information services sector. He recently served as Chairman and CEO at IHS Markit, Ltd. and previously as Executive Chairman and CEO at IHS Inc. Mr. Stead currently serves as Executive Chairman of Clarivate. Stead is fully committed to the CEO position and to leading the company and ensuring that Clarivate delivers against all of its objectives and goals.

“We thank Jay for his strong leadership of Clarivate during such an important period for the Company,” Stead said. “He has been instrumental in developing and executing Clarivate’s initial strategy, building a strong, new leadership team and transitioning to a stand-alone company, all of which will allow the Company to execute against its current year and longer-term objectives.”

“Clarivate has enormous potential for high levels of sustainable, profitable growth and with the separation complete we’re in great shape to capitalize on that potential,” Stead continued. “I am excited to join this talented executive team as we continue to identify and act upon the multitude of new opportunities for growth and profitability across our global operations. I have long admired Clarivate’s businesses and, as CEO of Churchill Capital through the due diligence process and merger with Clarivate, I have learned a lot about the current state of the business and the even greater opportunities that exist for growth. I am excited to take on the lead executive role for the company and to deliver all it can for shareholders. We remain focused on driving profitable growth and cash flow with a continued emphasis on customer excellence and innovation to maximize shareholder value.”

Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, appear at various places in this communication and may use words like “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “forecast,” “future,” “goal,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “see,” “seek,” “should,” “strategy,” “strive,” “target,” “will,” and “would” and similar expressions, and variations or negatives of these words. Examples of forward-looking statements include, among others, statements we make regarding: guidance and predictions relating to expected operating results, such as revenue growth and earnings; strategic actions such as acquisitions, joint ventures, and dispositions, the anticipated benefits therefrom, and our success in integrating acquired businesses; anticipated levels of capital expenditures in future periods; our belief that we have sufficiently liquidity to fund our ongoing business operations; expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities, and governmental and regulatory investigations and proceedings; and our strategy for customer retention, growth, product development, market position, financial results, and reserves. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in our Proxy / Prospectus on Form F-4 dated 4/26/2019, along with our other filings with the U.S. Securities and Exchange Commission (“SEC”). However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements, which are based only on information currently available to our management and speaks only as of the date of this communication. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at investor.clarivate.com.

About Clarivate Analytics

Clarivate Analytics is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. Building on a heritage going back more than a century and a half, we have built some of the most trusted brands across the innovation lifecycle, including Web of Science, Cortellis, Derwent, CompuMark, MarkMonitor and Techstreet. Today, Clarivate Analytics is a new and independent company, on a bold entrepreneurial mission to help our clients reduce the time from new ideas to life-changing innovations. For more information, please visit www.clarivate.com.